

July 21, 2011

Via E-mail
Russell C. Horowitz
Chairman and Chief Executive Officer
Marchex, Inc.
520 Pike Street, Suite 2000
Seattle, WA 98101

>   **Re: Marchex, Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-3**
>   **Filed June 29, 2011**
>   **File No. 333-174016**

Dear Mr. Horowitz:

We have reviewed your revised registration statement and have the following comments. References to prior comments refer to those contained in our letter dated June 2, 2011.

General

1.   We note that in response to prior comment 6, you have filed your merger agreement with Jingle Networks as an exhibit to the registration statement and submitted a request for confidential treatment for portions thereof. We are in receipt of your application and will transmit any comments we may have on this request under separate cover. Please note that any issues raised in connection with the confidential treatment request will need to be addressed prior to effectiveness of the registration statement.

Selling Stockholders, page 24

2.   In response to prior comment 3, you have revised the footnotes to the selling stockholder table to state that "[n]o natural person(s) have voting and/or dispositive power as to" the shares of your common stock held by selling stockholder RGIP, LLC. Please provide us with the factual basis for the conclusion that no natural person or persons have voting or dispositive power over the shares held by this entity, and how this determination was reached. In this regard, explain to us the ownership and management structure of RPIG, as it seems that decisions with respect to the voting and dispositive powers over securities held by this entity would be made by its controlling person(s). For guidance, refer to our Regulation S-K Compliance and Disclosure Interpretations 140.02 and 240.04.

3.   Your response to prior comment 4 states that selling stockholders Comcast Interactive Capital, L.P. and Goldman Sachs Investment Partners Master Fund. L.P. may be deemed affiliates of broker-dealers. As previously requested, please revise your filing to disclose

that each of these broker-dealer affiliates purchased the shares in the ordinary course of business and did not have any agreements or understandings, directly or indirectly, with any person to distribute the shares, as you indicate in your response.

Exhibit 5.1. Opinion of DLA Piper LLP (US)

4.   The legality opinion filed as Exhibit 5.1 to the registration statement is dated as of May 6, 2011, and states that the "opinion speaks only at and as of its date…." Please have counsel remove this limitation or revise it to indicate that the opinion speaks as of the date of effectiveness of the registration statement. Alternatively, if counsel intends to retain the limitation, please have counsel confirm in writing on EDGAR its intention to date and file the opinion on the date of effectiveness.

Please contact Katherine Wray, Attorney-Advisor, at (202) 551-3483 with any questions. If you thereafter require assistance, please contact me at (202) 551-3462.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Legal Branch Chief

cc: Via E-mail
        Francis J. Feeney, Jr., Esq.
        DLA Piper LLP (US)